CUSIP No. 91818X108	13D	Page 1 of 9

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)1

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)
David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Grace Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
1,351,129,790[2]
	8	shared voting power

	9	sole dispositive power
1,351,129,790
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
1,351,129,790
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
49.6% [3]

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

2 Represents 1,351,129,790 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 1,097,332,611 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement (each as described in Item 2 below) and upon exercise of the Warrant held by Abundant, which is the sum of (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment (as described in item 2 in Schedule 13D Amendment No. 5), (ii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant; and (iii) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

3 The calculation assumes that there is a total of 2,722,657,586 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,351,129,790 Class A Ordinary Shares that may be acquired upon conversion of 1,097,332,611 Senior Convertible Preferred Shares issued or issuable to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrant held by Abundant.

CUSIP No. 91818X108	13D	Page 3 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NBNW Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,351,129,790
	9	sole dispositive power

	10	shared dispositive power
1,351,129,790

11	aggregate amount beneficially owned by each reporting person
1,351,129,790
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
49.6%

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eve One Fund II L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,351,129,790
	9	sole dispositive power

	10	shared dispositive power
1,351,129,790

11	aggregate amount beneficially owned by each reporting person
1,351,129,790
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
49.6%

14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nio Capital II LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,454,600,307[4]
	9	sole dispositive power

	10	shared dispositive power
1,454,600,307

11	aggregate amount beneficially owned by each reporting person
1,454,600,307
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
51.5%[5]

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

4 Represents 1,454,600,307 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 1,158,503,599 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrants held by Abundant and Glory, which is the sum of (i) 428,571,429 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment, (ii) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory reflecting the Anti-dilution Adjustment; (iii) up to 208,272,647 Class A Ordinary Shares that may be acquired upon conversion of up to 208,272,647 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Abundant, (iv) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory; and (v) 714,285,714 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

5 The calculation assumes that there is a total of 2,826,128,104 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 1,454,600,307 Class A Ordinary Shares that may be acquired upon conversion of 1,158,503,599 Senior Convertible Preferred Shares issued or issuable to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement and upon exercise of the Warrants held by Abundant and Glory.

CUSIP No. 91818X108	13D	Page 6 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Li

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
1,454,600,307
	9	sole dispositive power

	10	shared dispositive power
1,454,600,307

11	aggregate amount beneficially owned by each reporting person
1,454,600,307
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
51.5%

14	type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 9

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Glory Investment L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
103,470,517[6]
	8	shared voting power

	9	sole dispositive power
103,470,517
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
103,470,517
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
7.0%[7]

14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

6 Represents 103,470,517 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Glory, which is the sum of (i) 71,428,571 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory reflecting the Anti-dilution Adjustment; and (ii) up to 32,041,946 Class A Ordinary Shares that may be acquired upon conversion of up to 32,041,946 Senior Convertible Preferred Shares that may be acquired upon exercise of the Warrant held by Glory.

7 The calculation assumes that there is a total of 1,474,998,314 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,371,527,796 Class A Ordinary Shares outstanding (including 3,782,221 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 103,470,517 Class A Ordinary Shares that may be acquired upon conversion of 61,170,988 Senior Convertible Preferred Shares issued or issuable to Glory pursuant to the 2021 Subscription Agreement and upon exercise of the Warrant held by Glory.

CUSIP No. 91818X108	13D	Page 8 of 9

Item 1.	Security and Issuer

This Amendment No. 6 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4 and Schedule 13D Amendment No. 5 filed on July 22, 2021, November 16, 2021, January 26, 2022, July 7, 2022, August 2, 2022 and January 19, 2023 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the following to the end under the heading “2022 Subscription Agreement”:

2022 Subscription Agreement

On April 3, 2023, the Issuer and Abundant entered into a “Supplemental Agreement in connection with the Share Subscription Agreement” to amend the 2022 Subscription Agreement, pursuant to which the payment method of purchase price payable under the 2022 Subscription Agreement is revised to permit a combination of cash payment and cancellation of indebtedness of the Issuer to Abundant. Abundant has fulfilled its obligations to pay a portion of the remaining outstanding purchase price for its subscription of Senior Convertible Preferred Shares of the Issuer under the 2022 Subscription Agreement, based on further agreed-upon schedule. To date, Abundant has fulfilled its obligations to pay a total purchase price of $80 million in U.S. dollars.

Item 7.	Material to Be Filed as Exhibits

1.             Supplemental Agreement in connection with the Share Subscription Agreement

CUSIP No. 91818X108	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2023

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)